UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-35530

BROOKFIELD RENEWABLE ENERGY
PARTNERS L.P.
(Translation of registrant’s name into English)

73 Front Street, 5th Floor
Hamilton HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXPLANATORY NOTE

The Form 6-K filed by Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) on August 6, 2015 contained unfinalized versions of Exhibits 99.1, 99.2 and 99.3 which were incorrectly submitted by Brookfield Renewable’s third party filing service. Attached are the correct and final versions.

EXHIBIT LIST

Exhibit

99.1	Q2 2015 Interim Report

99.2	Interim Consolidated Financial Statements and Notes for the Three and Six Months Ended June 30, 2015 and 2014

99.3	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2015 and 2014

99.4	Form 52-109F2 – Certification of Interim Filings – CEO

99.5	Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE ENERGY PARTNERS, L.P.
by its general partner, Brookfield Renewable Partners Limited

Date: August 6, 2015	By: /s/ Nicholas Goodman
Name: Nicholas Goodman
Title: Chief Financial Officer